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                 KRESCENT INCREASES OFFER TO PURCHASE UNITS TO
                                 $440 PER UNIT

                   OFFER EXTENDED TO FRIDAY, JANUARY 31, 1997

                      AHI TERMINATES ITS 4.9% TENDER OFFER

                 Krescent Partners L.L.C. ("Krescent") has increased its offer price to purchase Units of Krupp Realty Limited Partnership-V (the "Partnership") to $440 PER UNIT. Krescent has also entered into an agreement with American Holdings I, L.P. ("AHI") pursuant to which AHI will purchase a portion of the Units tendered to Krescent in the Offer. In contemplation of this agreement, AHI TERMINATED ITS OFFER TO PURCHASE UP TO 4.9% OF THE OUTSTANDING UNITS. To the best of Krescent's and AHI's knowledge, as of the date of this letter, KRESCENT'S OFFER IS THE ONLY OUTSTANDING TENDER OFFER to purchase Units in the Partnership. The Offer has also been extended until midnight, New York City time, on January 31, 1997.

                 The materials included in this package include important information concerning the amended terms and conditions to the Offer, information concerning AHI, and instructions for tendering your Units. It is important that you take some time to read carefully the enclosed Supplement to the Offer to Purchase, the Letter of Transmittal and other accompanying materials in order to evaluate the Offer being made by Krescent.

         In addition to the information previously provided to you, in considering the Offer, Unitholders are urged to consider the following factors:

         o Although Krescent and AHI cannot predict the future value of the Partnership's assets on a per Unit basis, the Purchase Price offered could differ significantly from the net proceeds that would be realized from a current sale of the properties owned by the Partnership (the "Properties") or that may be realized upon a future liquidation of the Partnership. Krescent and AHI believe, however, such a sale is presently unlikely because the Partnership's existing mortgage indebtedness is subject to a prepayment premium or is not prepayable until the fall of 1998 (and thereafter is subject, for a period of time, to certain prepayment penalties). Accordingly, Krescent and AHI believe that the underlying value of the Properties, and hence the value of the Units, may not be realized for a number of years. There can be no assurance, however, that either or both of the Properties will not be sold subject to their existing mortgage indebtedness or that the lenders under such mortgage loans will not waive or modify such prepayment penalties which, in either event, would facilitate or improve the economics associated with a sale of the Properties.

         o Krescent and AHI are making the Offer with a view to making a profit. Accordingly, there may be a conflict between their desire to acquire the Units at a low price and your desire to sell your Units at a high price. The Purchase Price of $440 is approximately 97% and 83%, respectively, of Krescent's and AHI's respective estimates of the liquidation value of the Partnership's assets on a per Unit basis of approximately $451 and $528 assuming such assets were sold today.

         o If Krescent and AHI are successful in acquiring a significant number of Units as a result of the Offer, each could, following the Standstill Expiration Date (as defined in the Offer), be in a position to significantly influence all Partnership decisions on which Unitholders may vote, including decisions regarding removal of any General Partner, merger, sales of assets and liquidation of the Partnership.

         o The Partnership has historically performed poorly. According to Partnership Profiles as of June 15, 1996, since the inception of the Partnership in 1983, original investors have received total cumulative distributions of only $127 on an original investment of $1,000 per Unit.

                 IF YOU PREVIOUSLY TENDERED UNITS TO KRESCENT, YOU WILL AUTOMATICALLY RECEIVE THE HIGHER PRICE WITHOUT TAKING ANY FURTHER ACTION. If you desire additional information regarding the Offer or need assistance in tendering your Units, you may call The Herman Group, Inc., which is acting as Information Agent/Depositary for the Offer, at (800) 738-5516. Informed and courteous agents are available to assist you.

                             THE HERMAN GROUP, INC.
                      2121 San Jacinto Street, 26th Floor
                              Dallas, Texas 75201
                 Facsimile No. (214) 999-9348 or (214) 999-9323
                      For information call 1-800-738-5516

January 10, 1997                                       KRESCENT PARTNERS L.L.C.
                                                       AMERICAN HOLDINGS I, L.P.